Exhibit 99.1

17 Education & Technology Group Inc. Announces First Quarter

2026 Unaudited Financial Results

BEIJING, China, June 17, 2026 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading AI-powered application service provider focused on personalized learning solutions, today announced its unaudited financial results for the first quarter of 2026.

First Quarter 2026 Highlights1

•
Net revenues were RMB99.5 million (US$14.4 million), compared with net revenues of RMB21.7 million in the first quarter of 2025.
•
Gross margin was 61.9%, compared with 36.2% in the first quarter of 2025.
•
Net loss was RMB19.4 million (US$2.8 million), compared with net loss of RMB30.9 million in the first quarter of 2025.
•
Net loss as a percentage of net revenues was negative 19.5% in the first quarter of 2026, compared with negative 142.8% in the first quarter of 2025.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB4.2 million (US$0.6 million), was RMB15.1 million (US$2.2 million), compared with adjusted net loss (non-GAAP) of RMB22.4 million in the first quarter of 2025.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 15.2% in the first quarter of 2026, compared with negative 103.4% adjusted net loss (non-GAAP) as a percentage of net revenues in the first quarter of 2025.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net loss represents net loss excluding share-based compensation expenses, as well as income tax effect.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “We are pleased with our strong first quarter results. During the quarter, revenue more than quadrupled year-over-year and increased by 155% sequentially, primarily driven by the growth of Yiqi Aixue, our consumer-facing AI application service for personalized learning.

Leveraging over a decade of large-scale, longitudinal educational insights accumulated across diverse teaching and learning scenarios, deep user engagement, and our growing AI capabilities, we will continue investing in AI-powered application services that support intelligent teaching and personalized learning. We believe these efforts will strengthen our overall product ecosystem and serve as a key driver of the Company's long-term growth.”

Ms. Sishi Zhou, Chief Financial Officer of the Company, commented, “We delivered significant improvement in our financial performance during the first quarter of 2026. Revenue growth, coupled with disciplined cost management and improving operating leverage, contributed to a 37.4% year-over-year and 63.5% quarter-over-quarter reduction in GAAP net loss. These results highlight the growing contribution of our AI-powered application services and our continued focus on balancing growth with operational discipline.”

“Meanwhile, the Company maintained a strong cash position of RMB352.4 million (US$51.1 million), providing financial flexibility to support future product innovation and strategic initiatives. Looking ahead, we will continue to allocate capital prudently while investing in the long-term development of our AI-powered application service portfolio,” she added.

First Quarter 2026 Unaudited Financial Results

Net Revenues

Net revenues for the first quarter of 2026 were RMB99.5 million (US$14.4 million), representing a year-over-year increase of 359.0% from RMB21.7 million in the first quarter of 2025. The substantial revenue growth was primarily driven by the continued expansion of Yiqi Aixue, the Company's consumer-facing AI application service, together with ongoing contributions from district-level and school-based projects.

Cost of Revenues

Cost of revenues for the first quarter of 2026 was RMB37.9 million (US$5.5 million), representing a year-over-year increase of 173.7% from RMB13.8 million in the first quarter of 2025. The increase in cost of revenues was primarily attributable to the continued growth of Yiqi Aixue and related service delivery costs.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2026 was RMB61.6 million (US$8.9 million), compared with RMB7.8 million in the first quarter of 2025, representing a year-over-year increase of approximately 686%.

Gross margin for the first quarter of 2026 was 61.9%, compared with 36.2% in the first quarter of 2025, representing an improvement of 25.7 percentage points. The increase in gross margin was primarily attributable to the growing contribution of the Company's AI-powered application services and the continued optimization of the Company's revenue mix.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended March 31,
	2025		2026			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	13,013	60.1%	43,201	6,263	43.4%	232.0%
Research and development expenses	12,592	58.1%	16,187	2,347	16.3%	28.5%
General and administrative expenses	16,101	74.3%	23,487	3,405	23.6%	45.9%
Total operating expenses	41,706	192.5%	82,875	12,015	83.3%	98.7%

Total operating expenses for the first quarter of 2026 were RMB82.9 million (US$12.0 million), including RMB4.2 million (US$0.6 million) of share-based compensation expenses, representing a year-over-year increase of 98.7% from RMB41.7 million in the first quarter of 2025.

Sales and marketing expenses for the first quarter of 2026 were RMB43.2 million (US$6.3 million), including RMB0.8 million (US$0.1 million) of share-based compensation expenses, representing a year-over-year increase of 232.0% from RMB13.0 million in the first quarter of 2025. The increase was primarily attributable to increased sales and marketing investments supporting the continued expansion of Yiqi Aixue.

Research and development expenses for the first quarter of 2026 were RMB16.2 million (US$2.3 million), including RMB1.7 million (US$0.2 million) of share-based compensation expenses, representing a year-over-year increase of 28.5% from RMB12.6 million in the first quarter of 2025. The increase in research and development expenses was primarily attributable to continued investment in AI capability development and higher personnel-related costs associated with research and development activities.

General and administrative expenses for the first quarter of 2026 were RMB23.5 million (US$3.4 million), including RMB1.7 million (US$0.2 million) of share-based compensation expenses, representing a year-over-year increase of 45.9% from RMB16.1 million in the first quarter of 2025. The increase in general and administrative expenses was primarily attributable to higher personnel-related costs associated with supporting the Company's business growth and strategic initiatives, and provision for credit losses from accounts receivable in ordinary business course.

Loss from Operations

Loss from operations for the first quarter of 2026 was RMB21.3 million (US$3.1 million), compared with RMB33.9 million in the first quarter of 2025. Loss from operations as a percentage of net revenues for the first quarter of 2026 was negative 21.4%, compared with negative 156.3% in the first quarter of 2025.

Net Loss

Net loss for the first quarter of 2026 was RMB19.4 million (US$2.8 million), compared with net loss of RMB30.9 million in the first quarter of 2025. Net loss as a percentage of net revenues was negative 19.5% in the first quarter of 2026, compared with negative 142.8% in the first quarter of 2025.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the first quarter of 2026 was RMB15.1 million (US$2.2 million), compared with adjusted net loss (non-GAAP) of RMB22.4 million in the first quarter of 2025. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 15.2% in the first quarter of 2026, compared with negative 103.4% in the first quarter of 2025.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Cash and Cash Equivalents, Restricted Cash and Term Deposit

Cash and cash equivalents, restricted cash and term deposit were RMB352.4 million (US$51.1 million) as of March 31, 2026, compared with RMB407.0 million as of December 31, 2025.

Conference Call Information

The Company will hold a conference call on Tuesday, June 16, 2026 at 9:00 p.m. U.S. Eastern Time (Wednesday, June 17, 2026 at 9:00 a.m. Beijing time) to discuss the financial results for the first quarter of 2026.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register-conf.media-server.com/register/BId337aadf8452470ca9207c6219b9093d.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net loss as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net loss represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net loss is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended March 31, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8980 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2026, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading AI-powered application service provider in China, focused on personalized learning solutions. Leveraging over a decade of large-scale, longitudinal educational insights accumulated from daily teaching and learning interactions across diverse scenarios, alongside deep user engagement, and advanced AI capabilities, the Company develops application services that help students learn more effectively, empower educators, and drive innovation across the education ecosystem.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of March 31,
	2025	2026	2026
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	246,448	174,603	25,312
Restricted cash	49	49	7
Term deposits	160,471	177,726	25,765
Accounts receivable, net	42,577	42,260	6,126
Prepaid expenses and other current assets, net	101,135	78,029	11,312
Total current assets	550,680	472,667	68,522
Non-current assets
Property and equipment, net	22,455	21,666	3,141
Right-of-use assets	15,003	13,747	1,993
Other non-current assets	2,385	2,375	344
TOTAL ASSETS	590,523	510,455	74,000
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	123,280	123,509	17,905
Deferred revenue and advances from customers, current	165,939	104,485	15,147
Operating lease liabilities, current	4,992	4,712	683
Total current liabilities	294,211	232,706	33,735

	As of December 31,	As of March 31,
	2025	2026	2026
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	9,684	8,659	1,255
TOTAL LIABILITIES	303,895	241,365	34,990
SHAREHOLDERS' EQUITY
Class A ordinary shares	256	256	37
Class B ordinary shares	140	140	20
Treasury stock	(42)	(42)	(6)
Additional paid-in capital	11,126,837	11,131,062	1,613,665
Accumulated other comprehensive income	77,527	75,122	10,891
Accumulated deficit	(10,918,090)	(10,937,448)	(1,585,597)
TOTAL SHAREHOLDERS' EQUITY	286,628	269,090	39,010
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	590,523	510,455	74,000

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Net revenues	21,668	99,452	14,418
Cost of revenues	(13,835)	(37,871)	(5,490)
Gross profit	7,833	61,581	8,928
Operating expenses (Note 1)
Sales and marketing expenses	(13,013)	(43,201)	(6,263)
Research and development expenses	(12,592)	(16,187)	(2,347)
General and administrative expenses	(16,101)	(23,487)	(3,405)
Total operating expenses	(41,706)	(82,875)	(12,015)
Loss from operations	(33,873)	(21,294)	(3,087)
Interest income	2,676	1,773	257
Foreign currency exchange loss	(67)	(9)	(1)
Other income, net	320	172	25
Loss before provision for income tax	(30,944)	(19,358)	(2,806)
Income tax expenses	—	—	—
Net loss	(30,944)	(19,358)	(2,806)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(30,944)	(19,358)	(2,806)
Net loss per ordinary share
Basic and diluted	(0.07)	(0.04)	(0.01)
Net loss per ADS (Note 2)
Basic and diluted	(3.50)	(2.00)	(0.29)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	462,312,173	542,745,242	542,745,242

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	2,093	847	123
Research and development expenses	2,397	1,692	245
General and administrative expenses	4,056	1,703	247
Total	8,546	4,242	615

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Net Loss	(30,944)	(19,358)	(2,806)
Share-based compensation	8,546	4,242	615
Income tax effect	—	—	—
Adjusted net loss	(22,398)	(15,116)	(2,191)